UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission file number: 001-41884

SRIVARU Holding Limited

3rd Floor, Genesis House, Unit 18, Genesis Close, George Town,

P.O. Box 10655

Grand Cayman, KY1-1006

Cayman Islands

+1 (888) 227-8066

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Issuance of Shares Pursuant to Previously Disclosed Commitments

SRIVARU Holding Limited (the “Company”) reports that it has completed the issuance of ordinary shares pursuant to previously disclosed contractual commitments and obligations, following the increase in its authorized share capital. The shares were issued in reliance on applicable exemptions from the registration requirements of the Securities Act of 1933, as amended.

The issued shares are subject to applicable resale restrictions and are not registered for public resale. The issuances were made to satisfy existing commitments and did not involve a public offering of securities.

Following the completion of these issuances, the Company has 255,359,907 ordinary shares issued and outstanding. The Company does not expect these issuances to have an immediate impact on the public float.

A portion of the issued shares are subject to contractual forfeiture or clawback provisions tied to service or performance conditions, and may be canceled or returned to the Company if such conditions are not satisfied.

This report is furnished pursuant to Rule 13a-16 or Rule 15d-16 under the Securities Exchange Act of 1934.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

SRIVARU Holding Limited

Date: January 15, 2026	By:	/s/ Mohanraj Ramasamy
Mohanraj Ramasamy
Chief Executive Officer and Director